Exhibit 1.2

MANAGEMENT’S STATEMENT OF RESPONSIBILITIES

The accompanying consolidated financial statements have been prepared by management and approved by the Board of Directors of Sierra Wireless, Inc. The consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States and, where appropriate, reflect management’s best estimates and judgments. Where alternative accounting methods exist, management has chosen those methods deemed most appropriate in the circumstances. Management is responsible for the accuracy, integrity and objectivity of the consolidated financial statements within reasonable limits of materiality.  Financial information provided elsewhere in the Annual Report is consistent with that in the consolidated financial statements.

To assist management in the discharge of these responsibilities, the Company maintains a system of internal controls over financial reporting as described in Management’s Annual Report on Internal Control Over Financial Reporting on page 38 of Management’s Discussion and Analysis.

The Company’s Audit Committee is appointed by the Board of Directors annually and is comprised exclusively of outside, independent directors. The Audit Committee meets with management as well as with the independent auditors to satisfy itself that management is properly discharging its financial reporting responsibilities and to review the consolidated financial statements and the independent auditors’ report. The Audit Committee reports its findings to the Board of Directors for consideration in approving the consolidated financial statements for presentation to the shareholders. The Audit Committee considers, for review by the Board of Directors and approval by the shareholders, the engagement or reappointment of the independent auditors. Ernst & Young LLP has direct access to the Audit Committee of the Board of Directors.

The consolidated financial statements have been independently audited by Ernst & Young LLP, Chartered Professional Accountants, on behalf of the shareholders, in accordance with the standards of the Public Company Accounting Oversight Board (United States) with respect to the consolidated financial statements for the year ended December 31, 2016. Their report outlines the nature of their audit and expresses their opinion on the consolidated financial statements of the Company.

/s/ Jason W. Cohenour	/s/ David G. McLennan
Jason W. Cohenour	David G. McLennan
President and	Chief Financial Officer
Chief Executive Officer

March 10, 2017
Vancouver, Canada

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of Sierra Wireless, Inc.
We have audited the accompanying consolidated financial statements of Sierra Wireless, Inc., which comprise the consolidated balance sheet as at December 31, 2016, and the consolidated statements of operations and comprehensive earnings (loss), equity and cash flows for the year ended December 31, 2016, and a summary of significant accounting policies and other explanatory information.
Management's responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with United States generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
Auditors’ responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.
We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Sierra Wireless, Inc. as at December 31, 2016, and the results of its operations and its cash flows for the year ended December 31, 2016 in accordance with United States generally accepted accounting principles.
Other matter
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Sierra Wireless Inc.'s internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 10, 2017, expressed an unqualified opinion on Sierra Wireless Inc.’s internal control over financial reporting.

Vancouver, Canada	/s/ Ernst & Young LLP
March 10, 2017	Chartered Professional Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of Sierra Wireless, Inc.
We have audited Sierra Wireless, Inc.’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). Sierra Wireless, Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, Sierra Wireless, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Sierra Wireless, Inc. as of December 31, 2016, and the related consolidated statements of operations and comprehensive earnings (loss), equity and cash flows for the year ended December 31, 2016 of Sierra Wireless, Inc. and our report dated March 10, 2017 expressed an unqualified opinion thereon.

Vancouver, Canada	/s/ Ernst & Young LLP
March 10, 2017	Chartered Professional Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of Sierra Wireless, Inc.

We have audited the accompanying consolidated balance sheet of Sierra Wireless, Inc. as of December 31, 2015 and the related consolidated statements of operations and comprehensive earnings (loss), equity and cash flows for each of the years in the two-year period ended December 31, 2015. These consolidated financial statements are the responsibility of Sierra Wireless, Inc.'s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sierra Wireless, Inc. as of December 31, 2015, and its consolidated results of operations and its consolidated cash flows for each of the years in the two-year period ended December 31, 2015 in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP
Chartered Professional Accountants

February 29, 2016
Vancouver, Canada

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE EARNINGS (LOSS)
(In thousands of U.S. dollars, except where otherwise stated)

	Years ended December 31,
	2016	2015	2014
Revenue	$615,607	$607,798	$548,523
Cost of goods sold (note 20)	397,864	413,943	369,544
Gross margin	217,743	193,855	178,979

Expenses
Sales and marketing	64,242	54,144	50,476
Research and development (note 7)	73,077	74,020	80,937
Administration	40,956	40,321	37,027
Restructuring	—	951	1,598
Acquisition-related and integration	843	1,945	2,670
Impairment (note 8)	—	—	3,756
Amortization	17,277	12,360	9,109
	196,395	183,741	185,573
Earnings (loss) from operations	21,348	10,114	(6,594)
Foreign exchange loss	(1,736)	(11,843)	(12,390)
Other income (note 9)	83	115	854
Earnings (loss) before income taxes	19,695	(1,614)	(18,130)
Income tax expense (recovery) (note 10)	4,310	1,060	(1,277)
Net earnings (loss)	15,385	(2,674)	(16,853)
Other comprehensive income (loss), net of taxes:
Foreign currency translation adjustments, net of taxes of $nil	(6,448)	(2,013)	893
Total comprehensive earnings (loss)	$8,937	$(4,687)	$(15,960)

Net earnings (loss) per share (in dollars) (note 12)
Basic	$0.48	$(0.08)	$(0.53)
Diluted	0.48	(0.08)	(0.53)
Weighted average number of shares outstanding (in thousands) (note 12)
Basic	32,032	32,166	31,512
Diluted	32,335	32,166	31,512
 The accompanying notes are an integral part of the consolidated financial statements.

SIERRA WIRELESS, INC.
 CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars, except where otherwise stated)

	As at December 31,
	2016	2015
Assets
Current assets
Cash and cash equivalents	$102,772	$93,936
Accounts receivable (note 13)	143,798	116,246
Inventories (note 14)	40,913	32,829
Prepaids and other (note 15)	6,530	14,179
	294,013	257,190
Property and equipment (note 16)	34,180	28,947
Intangible assets (note 17)	74,863	84,250
Goodwill (note 18)	154,114	156,488
Deferred income taxes (note 10)	16,039	14,865
Other assets	5,250	4,592
	$578,459	$546,332
Liabilities
Current liabilities
Accounts payable and accrued liabilities (note 19)	$167,500	$128,537
Deferred revenue and credits	5,263	3,479
	172,763	132,016
Long-term obligations (note 20)	32,654	44,353
Deferred income taxes (note 10)	11,458	11,667
	216,875	188,036
Equity
Shareholders’ equity
Common stock: no par value; unlimited shares authorized; issued and outstanding:
31,859,960 shares (December 31, 2015 — 32,337,201 shares)	342,450	346,453
Preferred stock: no par value; unlimited shares authorized; issued and outstanding: nil shares	—	—
Treasury stock: at cost; 355,471 shares (December 31, 2015 — 240,613 shares)	(5,134)	(4,017)
Additional paid-in capital	24,976	23,998
Retained earnings (deficit)	13,718	(160)
Accumulated other comprehensive loss (note 21)	(14,426)	(7,978)
	361,584	358,296
	$578,459	$546,332

Commitments and contingencies (note 26)
The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board:

/s/ Jason W. Cohenour	/s/ Paul G. Cataford
Jason W. Cohenour	Paul G. Cataford
Director	Director

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF EQUITY
(in thousands of U.S. dollars, except where otherwise stated)

	Common Stock		Treasury Shares
	# of shares	$	# of shares	$	Additional paid-in capital	Retained earnings (deficit)	Accumulated other comprehensive income (loss)	Total
Balance as at December 31, 2013	31,097,844	$329,628	507,147	$(5,137)	$25,996	$19,367	$(6,858)	$362,996
Stock option exercises (note 11)	686,384	9,236	—	—	(2,832)	—	—	6,404
Stock-based compensation (note 11)	—	—	—	—	9,404	—	—	9,404
Purchase of treasury shares for RSU distribution	—	—	311,333	(5,955)	—	—	—	(5,955)
Distribution of vested RSUs	84,313	776	(475,835)	4,856	(7,035)	—	—	(1,403)
Excess tax benefits from equity awards	—	—	—	—	1,376	—	—	1,376
Net loss	—	—	—	—	—	(16,853)	—	(16,853)
Foreign currency translation adjustments, net of tax	—	—	—	—	—	—	893	893
Balance as at December 31, 2014	31,868,541	$339,640	342,645	$(6,236)	$26,909	$2,514	$(5,965)	$356,862
Stock option exercises (note 11)	357,136	5,434	—	—	(1,597)	—	—	3,837
Stock-based compensation (note 11)	—	—	—	—	8,942	—	—	8,942
Purchase of treasury shares for RSU distribution	—	—	306,476	(6,584)	—	—	—	(6,584)
Distribution of vested RSUs	111,524	1,379	(408,508)	8,803	(12,526)	—	—	(2,344)
Excess tax benefits from equity awards	—	—	—	—	2,270	—	—	2,270
Net loss	—	—	—	—	—	(2,674)	—	(2,674)
Foreign currency translation adjustments, net of tax	—	—	—	—	—	—	(2,013)	(2,013)
Balance as at December 31, 2015	32,337,201	$346,453	240,613	$(4,017)	$23,998	$(160)	$(7,978)	$358,296
Common share cancellation (note 22)	(809,872)	(8,696)	—	—	—	(1,507)	—	(10,203)
Stock option exercises (note 11)	231,704	2,906	—	—	(858)	—	—	2,048
Stock-based compensation (note 11)	—	—	—	—	7,629	—	—	7,629
Purchase of treasury shares for RSU distribution	—	—	305,629	(4,214)	—	—	—	(4,214)
Distribution of vested RSUs	100,927	1,787	(190,771)	3,097	(5,793)	—	—	(909)
Net earnings	—	—	—	—	—	15,385	—	15,385
Foreign currency translation adjustments, net of tax	—	—	—	—	—	—	(6,448)	(6,448)
Balance as at December 31, 2016	31,859,960	$342,450	355,471	$(5,134)	$24,976	$13,718	$(14,426)	$361,584
 The accompanying notes are an integral part of the consolidated financial statements.

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)

	Years ended December 31,
	2016	2015	2014
Cash flows provided by (used in):
Operating activities
Net earnings (loss)	$15,385	$(2,674)	$(16,853)
Items not requiring (providing) cash
Amortization	25,894	20,216	23,517
Stock-based compensation (note 11(a))	7,629	8,942	9,404
Deferred income taxes	(2,707)	(2,841)	771
Fair value adjustment of contingent consideration	(303)	(761)	—
Reduction in accrued royalty obligation (note 20)	(13,045)	—	—
Impairment	—	—	3,756
Other	—	6,207	6,785
Changes in non-cash working capital
Accounts receivable	(26,475)	(8,437)	(5,180)
Inventories	(5,785)	(16,262)	(8,949)
Prepaids and other	6,970	(5,748)	25,421
Accounts payable and accrued liabilities	38,601	18,612	11,914
Deferred revenue and credits	1,203	(451)	(510)
Cash flows provided by operating activities	47,367	16,803	50,076
Investing activities
Additions to property and equipment	(16,957)	(14,003)	(9,078)
Proceeds from sale of property & equipment	3	5	130
Additions to intangible assets	(900)	(1,076)	(1,751)
Proceeds from sale of AirCard Business (note 5(g))	—	—	13,800
Net change in short-term investments	—	—	2,470
Increase in other assets	—	—	(4,054)
Acquisitions, net of cash acquired:
Blue Creation (note 5(a))	(2,882)	—	—
GenX Mobile Inc. (note 5(b))	(5,900)	—	—
MobiquiThings SAS (note 5(c))	—	(14,975)	—
Accel Networks LLC (note 5(d))	—	(9,471)	—
Wireless Maingate AB (note 5(e))	—	(88,449)	—
In Motion Technology (note 5(f))	—	—	(23,853)
Cash flows used in investing activities	(26,636)	(127,969)	(22,336)
Financing activities
Issuance of common shares	2,048	3,837	6,404
Repurchase of common shares for cancellation (note 22)	(10,203)	—	—
Purchase of treasury shares for RSU distribution	(4,214)	(6,584)	(5,955)
Taxes paid related to net settlement of equity awards	(909)	(2,344)	(1,403)
Payment for contingent consideration	(16)	—	—
Decrease in other long-term obligations	(395)	(226)	(400)
Cash flows used in financing activities	(13,689)	(5,317)	(1,354)
Effect of foreign exchange rate changes on cash and cash equivalents	1,794	3,357	3,260
Cash and cash equivalents, increase (decrease) in the year	8,836	(113,126)	29,646
Cash and cash equivalents, beginning of year	93,936	207,062	177,416
Cash and cash equivalents, end of year	$102,772	$93,936	$207,062
Supplemental cash flow information (note 23)

The accompanying notes are an integral part of the consolidated financial statements.

SIERRA WIRELESS, INC.

TABLE OF CONTENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

1.    NATURE OF OPERATIONS

Sierra Wireless, Inc., together with its subsidiaries (collectively, "the company, we, our”) was incorporated under the Canada Business Corporations Act on May 31, 1993. Sierra Wireless is building the Internet of Things ("IoT") with intelligent wireless solutions that empower organizations to innovate in the connected world. We offer the industry's most comprehensive portfolio of second generation ("2G"), third generation ("3G") and fourth generation ("4G") cellular embedded wireless modules and gateways, seamlessly integrated with our secure cloud and connectivity services. Original Equipment Manufacturers ("OEMs") and enterprises worldwide trust our innovative cellular solutions to get their connected products and services to market faster. Our products, services and solutions connect people, their mobile computers and machines to wireless voice and data networks around the world. We have sales, engineering, and research and development teams located in offices around the world.

We have the following three segments:

OEM Solutions	- Cellular embedded wireless modules for IoT connectivity, including an embedded application framework to support customer applications

Enterprise Solutions	- Intelligent routers and gateways, including management tools and applications that enable cellular connectivity.

Cloud and Connectivity Services
- Cloud and Connectivity services, including a cloud based platform for deploying and managing IoT applications, Smart SIM supported by our mobile core networks, and managed wireless broadband services to enable worldwide customer IoT deployments (reflects our AirVantage cloud and the acquisitions of Maingate, Accel, and MobiquiThings).

The primary markets for our products are North America, Europe and Asia Pacific.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Our consolidated financial statements are prepared in accordance with U.S. GAAP.

(a)    Basis of consolidation

Our consolidated financial statements include the accounts of the company and its subsidiaries, all of which are wholly-owned, from their respective dates of acquisition of control.  All inter-company transactions and balances have been eliminated on consolidation.

(b)    Use of estimates

The consolidated financial statements have been prepared in conformity with U.S. GAAP, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the year.  On an ongoing basis, management reviews its estimates, including those related to inventory obsolescence, estimated useful lives of long-lived assets, valuation of intangible assets, goodwill, royalty and warranty accruals, other liabilities, stock-based compensation, allowance for doubtful accounts receivable, income taxes, restructuring costs, contingent consideration and commitments and contingencies, based on currently available information.  Actual amounts could differ from estimates.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

(c)    Revenue recognition

Revenue from sales of products and services is recognized upon the later of transfer of title or upon shipment of the product to the customer or rendering of the service, as long as persuasive evidence of an arrangement exists, delivery has occurred, price is fixed or determinable, and collection is reasonably assured.

Cash received in advance of the revenue recognition criteria being met is recorded as deferred revenue.

Revenues from contracts with multiple-element arrangements are recognized as each element is earned based on the relative fair value of each element and only when there are no undelivered elements that are essential to the functionality of the delivered elements.

Revenue from activation or set up fees charged in advance of contracted monthly recurring revenue is deferred and recognized over the estimated customer life on a straight line basis. Revenue from cloud and connectivity subscription services are billed monthly and recognized when earned.

Revenue from licensed software is recognized at the inception of the license term.  Revenue from software maintenance, unspecified upgrades and technical support contracts is recognized over the period such items are delivered or services are provided. Technical support contracts extending beyond the current period are recorded as deferred revenue and amortized into income over the applicable earning period.

Funding from certain research and development agreements is recognized as revenue when certain criteria stipulated under the terms of those funding agreements have been met, and when there is reasonable assurance the funding will be received. Certain research and development funding may be repayable on the occurrence of specified future events. We recognize the liability to repay research and development funding in the period in which conditions arise that would cause research and development funding to be repayable.

(d)    Research and development costs

Research and development costs are expensed as they are incurred.  Certain software development costs associated with the development of our cloud platform to be sold, leased or marketed are capitalized once technological feasibility is reached.

We follow the cost reduction method of accounting for certain agreements, including government research and development funding, whereby the benefit of the funding is recognized as a reduction in the cost of the related expenditure when certain criteria stipulated under the terms of those funding agreements have been met, and there is reasonable assurance the research and development funding will be received.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

(e)    Warranty costs

Warranty costs are accrued upon the recognition of related revenue, based on our best estimates, with reference to past and expected future experience.  Warranty obligations are included in accounts payable and accrued liabilities in our consolidated balance sheet.

(f)    Royalty costs

We have intellectual property license agreements which generally require us to make royalty payments based on a combination of fixed fees and percentage of the revenue generated by sales of products incorporating the licensed technology.  We recognize royalty obligations in accordance with the terms of the respective royalty agreements.  Royalty costs are recorded as a component of cost of goods sold in the period when incurred. We also accrue royalty potential obligations based on current best estimates where agreements have not been finalized.

(g)    Market development costs

Market development costs are charged to sales and marketing expense to the extent that the benefit is separable from the revenue transaction and the fair value of that benefit is determinable.  To the extent that such costs either do not provide a separable benefit, or the fair value of the benefit cannot be reliably estimated, such amounts are recorded as a reduction of revenue.

(h)    Income taxes

Income taxes are accounted for using the asset and liability method.  Deferred income tax assets and liabilities are based on temporary differences (differences between the accounting basis and the tax basis of the assets and liabilities) and non-capital loss, capital loss, and tax credits carry-forwards are measured using the enacted tax rates and laws expected to apply when these differences reverse.  Deferred tax benefits, including non-capital loss, capital loss, and tax credits carry-forwards, are recognized to the extent that realization of such benefits is considered more likely than not.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that enactment occurs.

We include interest and penalties related to income taxes, including unrecognized tax benefits, in income tax expense (recovery).

Liabilities for uncertain tax positions are recorded based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. We regularly assess the potential outcomes of examinations by tax authorities in determining the adequacy of our provision for income taxes. We continually assess the likelihood and amount of potential adjustments and adjust the income tax provision, income taxes payable and deferred taxes in the period in which the facts that give rise to a revision become known.

We recognize the tax effects related to share-based payments at settlement or expiration in Income tax expense (recovery).

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

(i)    Stock-based compensation and other stock-based payments

Stock options and restricted share units granted to the company’s key officers, directors and employees are accounted for using the fair value-based method.  Under this method, compensation cost for stock options is measured at fair value at the date of grant using the Black-Scholes valuation model, and is expensed over the award’s vesting period using the straight-line method.  Any consideration paid by plan participants on the exercise of stock options or the purchase of shares is credited to common stock together with any related stock-based compensation expense.  Compensation cost for restricted share units is measured at fair value at the date of grant which is the market price of the underlying security, and is expensed over the award’s vesting period using the straight-line method. In the third quarter of 2016, we early adopted ASU 2016-09 and elected to make an entity-wide election to account for forfeitures in compensation expense when they occur. The application of this election did not have a material impact on our financial statements.

(j)    Earnings (loss) per common share

Basic earnings (loss) per share is computed by dividing net earnings (loss) for the period by the weighted average number of company common shares outstanding during the reporting period.  Diluted earnings (loss) per share is computed using the treasury stock method.  When the effect of options and other securities convertible into common shares is anti-dilutive, including when the company has incurred a loss for the period, basic and diluted earnings (loss) per share are the same.

Under the treasury stock method, the number of dilutive shares, if any, is determined by dividing the average market price of shares for the period into the net proceeds of in-the-money options.

(k)    Translation of foreign currencies

Our functional and reporting currency is the U.S. dollar.

Revenue and expense items denominated in foreign currencies are translated at exchange rates prevailing during the period.  Monetary assets and liabilities denominated in foreign currencies are translated at the period-end exchange rates.  Non-monetary assets and liabilities are translated at exchange rates in effect when the assets are acquired or the obligations are incurred.  Foreign exchange gains and losses are reflected in net earnings (loss) for the period.

We have foreign subsidiaries that are considered to be self-contained and integrated within their foreign jurisdiction, and accordingly, use the respective local currency as their functional currency.  The assets and liabilities of the foreign subsidiaries, including goodwill and fair value adjustments arising on acquisition, are translated at exchange rates at the balance sheet dates, equity is translated at historical rates, and revenue and expenses are translated at exchange rates prevailing during the period.  The foreign exchange gains and losses arising from the translation are reported as a component of other comprehensive income (loss), as presented in note 21, Accumulated Other Comprehensive Loss.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

(l)    Cash and cash equivalents

Cash and cash equivalents include cash and short-term deposits with original maturities of three months or less. The carrying amounts approximate fair value due to the short-term maturities of these instruments.

(m)    Allowance for doubtful accounts receivable

We maintain an allowance for our accounts receivable for estimated losses that may result from our customers’ inability to pay.  We determine the amount of the allowance by analyzing known uncollectible accounts, aged receivables, economic conditions, historical losses, insured amounts, if any, and changes in customer payment cycles and credit-worthiness.  Amounts later determined and specifically identified to be uncollectible are charged against this allowance.

If the financial condition of any of our customers deteriorates resulting in an impairment of their ability to make payments, we may increase our allowance.

(n)    Inventories

Inventories consist of electronic components and finished goods and are valued at the lower of cost or estimable realizable value, determined on a first-in-first-out basis.  Cost is defined as all costs that relate to bringing the inventory to its present condition and location under normal operating conditions.

We review the components of our inventory and our inventory purchase commitments on a regular basis for excess and obsolete inventory based on estimated future usage and sales.  Write-downs in inventory value or losses on inventory purchase commitments depend on various items, including factors related to customer demand, economic and competitive conditions, technological advances and new product introductions that vary from current expectations.  We believe that the estimates used in calculating the inventory provision are reasonable and properly reflect the risk of excess and obsolete inventory.  If customer demands for our inventory are substantially less than our estimates, additional inventory write-downs may be required.

(o)    Property and equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization. We amortize our property and equipment on a straight-line basis over the following estimated economic lives:

Furniture and fixtures	3-5 years
Research and development equipment	3-10 years
Production equipment	2-7 years
Tooling	1.5-3 years
Computer equipment	1-5 years
Software	1-5 years
Office equipment	3-5 years
Network equipment	3-7 years

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

Research and development equipment related amortization is included in research and development expense.  Tooling, production and certain network equipment related amortization is included in cost of goods sold.  All other amortization is included in amortization expense.

Leasehold improvements and leased vehicles are amortized on a straight-line basis over the lesser of their expected average service life or term of the lease.

When we sell property and equipment, we net the historical cost less accumulated depreciation and amortization against the sale proceeds and include the difference in Other income.

(p)    Intangible assets

The estimated useful life of intangible assets with definite lives is the period over which the assets are expected to contribute to our future cash flows.  When determining the useful life, we consider the expected use of the asset, useful life of any related intangible asset, any legal, regulatory or contractual provisions that limit the useful life, any legal, regulatory, or contractual renewal or extension provisions without substantial costs or modifications to the existing terms and conditions, the effects of obsolescence, demand, competition and other economic factors,  and the expected level of maintenance expenditures relative to the cost of the asset required to obtain future cash flows from the asset.

We amortize our intangible assets on a straight-line basis over the following specific periods:

Patents and trademarks	—	3-5 years
Licenses	—	over the shorter of the term of the license or an estimate of their useful life, ranging from three to ten years
Intellectual property and customer relationships	—	3-13 years
Brand	—	over the estimated life
In-process research and development	—	over the estimated life

In-process research and development (“IPRD”) are intangible assets acquired as part of business combinations.  Prior to their completion, IPRD are intangible assets with indefinite life and they are not amortized but subject to impairment test on an annual basis.

Research and development related amortization is included in research and development expense. All other amortization is included in amortization expense.

(q)    Goodwill

Goodwill represents the excess of the purchase price of an acquired business over the fair value assigned to assets acquired and liabilities assumed in a business combination.

Goodwill has an indefinite life, is not amortized, and is subject to a two-step impairment test on an annual basis. The first step compares the fair value of the reporting unit to its carrying amount, which includes the goodwill. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is unnecessary. If the carrying amount exceeds the implied fair value of the

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

goodwill, the second step measures the amount of the impairment loss.  If the carrying amount exceeds the fair value of the goodwill, an impairment loss is recognized equal to that excess.

(r)    Impairment of long-lived assets

Long-lived assets, including property and equipment, and intangible assets other than goodwill, are assessed for potential impairment when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. An impairment loss is recognized when the carrying amount of the long-lived asset is not recoverable and exceeds its fair value. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. Any required impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value and is recorded as a reduction in the carrying value of the related asset and a charge to operating results. Intangible assets with indefinite lives are tested annually for impairment and in interim periods if certain events occur indicating that the carrying value of the intangible assets may be impaired.

(s)    Comprehensive income (loss)

Comprehensive income (loss) includes net earnings (loss) as well as changes in equity from other non-owner sources. The other changes in equity included in comprehensive income (loss) are comprised of foreign currency cumulative translation adjustments.

(t)    Investment tax credits

Investment tax credits are accounted for using the flow-through method whereby such credits are accounted for as a reduction of income tax expense in the period in which the credit arises.

(u)    Comparative figures

Certain figures presented in the consolidated financial statements have been reclassified to conform to the presentation adopted for the current year.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

3.    RECENTLY IMPLEMENTED ACCOUNTING STANDARDS

In March 2016, the FASB issued ASU 2016-09, Improvements to Employee Share-Based Payment Accounting. This update affects several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The standard is effective for interim and annual periods beginning after December 15, 2016. Early application is permitted. In the third quarter of 2016, we early adopted ASU 2016-09 which requires us to reflect any adjustments as of January 1, 2016. The primary impact of ASU 2016-09 is the requirement to recognize all excess tax benefits and deficiencies on share-based payments in income tax expense. Upon the adoption of this requirement on a modified-retrospective basis, the previously unrecognized excess tax benefits on share-based compensation of $1.1 million was recorded as a cumulative-effect adjustment to retained earnings. The deferred tax asset that was recognized as a result of the update was fully offset by a valuation allowance.
ASU 2016-09 allows an entity-wide election to estimate the number of awards that are expected to vest or account for forfeitures when they occur. We elected to make an entity-wide election to account for forfeitures in compensation cost when they occur. The application of this election did not have a material impact on our financial statements.
We elected to apply on a retrospective basis, the classification of excess tax benefits from financing to operating activities within the statement of cash flow.
The retrospective classification of employee taxes paid when shares are withheld for tax-withholding purposes to financing activities within the statement of cash flow did not have an impact as such cash flows were previously presented in financing activities.

In November 2015, the FASB issued ASU 2015-17, Balance Sheet Classification of Deferred Taxes. The update simplifies the presentation of deferred income taxes by eliminating the separate classification of deferred income tax assets and liabilities into current and non-current amounts in the consolidated balance sheets. The amendments in this update are effective for annual periods beginning after December 15, 2016, and interim periods therein and may be applied either prospectively or retrospectively to all periods presented. Early adoption is permitted. We have early adopted this standard in the first quarter of 2016 on a retrospective basis. As a result of the adoption, we reclassified $4.7 million current deferred income tax assets to non-current deferred income tax assets on the balance sheet at December 31, 2015. Our adoption of the standard had no impact on our statements of operations and comprehensive earnings (loss) or statements of cash flows.

In July 2015, the FASB issued ASU 2015-11, Simplifying the Measurement of Inventory. The update provides that an entity should measure inventory within the scope of the standard at the lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. The standard is effective for interim and annual periods ending after December 15, 2016 and applied prospectively. Early application is permitted. We early adopted this standard in the first quarter of 2016 and there was no material impact to our financial statements and business.

In April 2015, the FASB issued ASU 2015-05, Customer's Accounting for Fees Paid in a Cloud Computing Arrangement. The update provides accounting guidance for customers with cloud computing arrangements. The standard is effective for interim and annual periods ending after December 15, 2015. We adopted this standard as of January 1, 2016 on a prospective basis and there was no material impact to our financial statements and business.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

In August 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern. The update provides guidance about management's responsibility in evaluating whether there is substantial doubt about an entity's ability to continue as a going concern and to provide related footnote disclosures. The new standard is effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted. We early adopted this standard in the first quarter of 2016 and there was no impact to our disclosures.

4.    CHANGES IN FUTURE ACCOUNTING STANDARDS

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (ASC 606). The update is intended to clarify the principles of recognizing revenue, and to develop a common revenue standard for U.S. GAAP and IFRS that would remove inconsistencies in revenue requirements, leading to improved comparability of revenue recognition practices across entities and industries. ASC 606 contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much, and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The new standard is effective for annual and interim financial statements for fiscal years beginning after December 15, 2017. Early application is permitted in fiscal years beginning after December 15, 2016. We do not intend to adopt the new standard early. We are continuing to evaluate the impact of this standard on our financial statements and business as well as in the process of determining the adoption method.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This update is to improve transparency and comparability among organizations by requiring lessees to recognize right-of-use assets and lease liabilities on the balance sheet and requiring additional disclosure about leasing arrangements. The standard is effective for fiscal years beginning after December 15, 2018. Early application is permitted. We are in the process of evaluating the impact of this update and cannot reasonably estimate the effect on our financial statements and business at this time.

In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments. This update will replace the incurred loss impairment methodology for credit losses on financial instruments with a methodology that requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The standard is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early application is permitted as of the fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. We are in the process of evaluating the impact of this update and cannot reasonably estimate the effect on our financial statements and business at this time.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230), Classification of Certain Cash Receipts and Cash Payments. The update addresses eight specific cash flow issues with the objective of reducing diversity in practice. The standard is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal periods. Early application is permitted. We are in the process of evaluating the impact of this update and cannot reasonably estimate the effect on our financial statements and business at this time.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

5.    ACQUISITIONS AND DISPOSITIONS

(a)     Acquisition of Blue Creation

On November 2, 2016, we completed the acquisition of all of the outstanding shares of the parent company and sole owner of Blue Creation for total cash consideration of $6.4 million ($2.9 million, net of cash acquired), plus a maximum contingent consideration of $0.5 million under a performance-based earn-out formula. Based in the United Kingdom, Blue Creation specializes in Bluetooth, Bluetooth Low Energy, Wi-Fi and other embedded wireless technologies.

We accounted for the transaction using the acquisition method and accordingly, we have recorded the tangible and intangible assets acquired and liabilities assumed on the basis of our preliminary estimates of their respective fair values as at November 2, 2016.

In accordance with ASC 805, Business Combinations, the earn-out will be recognized as acquisition-related costs over the earn-out period.

The following table summarizes the preliminary values assigned to the assets acquired and liabilities assumed at the acquisition date:

$
Assets acquired
Cash	3,563
Accounts receivable	237
Other assets	111
Identifiable intangible assets	2,540
Goodwill	920
7,371
Liabilities assumed
Accounts payable and accrued liabilities	392
Deferred income taxes	534
Fair value of net assets acquired	6,445

The preliminary goodwill of $0.9 million resulting from the acquisition consists largely of the expectation that the acquisition will provide us expanded short-range wireless capabilities in Bluetooth and Wi-Fi and will strengthen our strategic position within our OEM Solutions segment. Goodwill is not deductible for tax purposes.

The following table provides the components of the identifiable intangible assets acquired:

	Estimated useful life	$
Customer relationships	3.5 years	2,090
Existing technology	4 years	450
		2,540

The amount of revenue and earnings of Blue Creation included in our consolidated statements of operations from the acquisition date, through the year ended December 31, 2016 was $0.2 million and $0.1 million, respectively.  There was also no significant impact on the Company’s revenues and net earnings on a pro forma basis for all periods presented.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

(b)     Acquisition of GenX Mobile Inc.
On August 3, 2016, we completed the acquisition of all of the outstanding shares of GenX Mobile Incorporated ("GenX") for total cash consideration of $7.8 million ($5.9 million, net of cash acquired), plus contingent consideration for inventory consumption in excess of $1.0 million, up to a maximum of $1.4 million. GenX is a US-based provider of in-vehicle cellular devices for the fleet management, asset tracking and transportation markets.

At acquisition date, we recognized the fair value of the contingent consideration at $1.4 million based on a probability estimate of consumption of acquisition date inventory within the specified 12 month period of the contingent consideration.

We accounted for the transaction using the acquisition method and accordingly, we have recorded the tangible and intangible assets acquired and liabilities assumed on the basis of our estimates of their respective fair values as at August 3, 2016. The excess of the purchase price over the value assigned to the net assets acquired is recorded as goodwill.

Total consideration for the acquisition is as follows:

$
Cash	7,752
Contingent consideration	1,375
9,127

The following table summarizes the values assigned to the assets acquired and liabilities assumed at the acquisition date:

$
Assets acquired
Cash	1,852
Accounts receivable	1,754
Inventory	2,375
Other assets	124
Identifiable intangible assets	3,926
Goodwill	1,782
11,813
Liabilities assumed
Accounts payable and accrued liabilities	1,458
Deferred income taxes	1,228
Fair value of net assets acquired	9,127

The goodwill of $1.8 million resulting from the acquisition consists largely of the expectation that the acquisition will further strengthen our Enterprise Solutions segment. Goodwill is not deductible for tax purposes.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

The following table provides the components of the identifiable intangible assets acquired:

	Estimated useful life	$
Customer relationships	5 years	2,640
Existing technology	4 years	973
In-process research and development		313
		3,926

The amount of revenue of GenX included in our consolidated statements of operations from the acquisition date, through the year ended December 31, 2016, was $7.0 million. The amount of net earnings of GenX included in our consolidated statements of operations for the aforementioned period was $0.1 million. There was also no significant impact on the Company’s revenues and net earnings on a pro forma basis for all periods presented.

(c)     Acquisition of MobiquiThings SAS

On September 2, 2015, we acquired all of the shares of MobiquiThings SAS ("MobiquiThings") for cash consideration of €13.5 million ($15.2 million), plus a maximum contingent consideration of €12 million under a performance-based earn-out formula. MobiquiThings is a France-based mobile virtual network operator dedicated exclusively to the Machine-to-Machine and Telematics marketplace.

At acquisition date, we recognized the contingent consideration at fair value based on a weighted probability estimate of achievement of the earn-out within the specified periods of the contingent consideration. In accordance with ASC 805, Business Combinations, $0.5 million was recognized as purchase price consideration and the remaining balance will be expensed to acquisition-related costs over the earn-out period. The change in fair value at each reporting period will be recognized in earnings.

Total consideration for the acquisition is as follows:

	€	$
Cash	13,506	15,216
Contingent consideration	470	529
	13,976	15,745

We accounted for the transaction using the acquisition method and accordingly, we have recorded the tangible and intangible assets acquired and liabilities assumed on the basis of our estimates of their respective fair values as at September 2, 2015. The excess of the purchase price over the value assigned to the net assets acquired is recorded as goodwill.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

The following table summarizes the values assigned to the assets acquired and liabilities assumed at the acquisition date:

	€	$
Assets acquired
Cash	214	241
Accounts receivable	1,026	1,156
Prepaids and other assets	107	120
Property and equipment	1,041	1,173
Identifiable intangible assets	5,071	5,713
Goodwill	9,922	11,179
	17,381	19,582
Liabilities assumed
Accounts payable and accrued liabilities	1,715	1,932
Deferred income tax	1,690	1,905
Fair value of net assets acquired	13,976	15,745

The goodwill of $11.2 million resulting from the acquisition consists largely of the expectation that the acquisition will further solidify our device-to-cloud strategy. Goodwill will be assigned to the Cloud and Connectivity Services segment and is not deductible for tax purposes.

The following table provides the components of the identifiable intangible assets acquired that are subject to amortization:

	Estimated useful life	€	$
Customer relationships	11 years	3,379	3,807
Existing technology	4.5 years	1,692	1,906
		5,071	5,713

The acquisition had no significant impact on revenues and net earnings for the year ended December 31, 2015. There was also no significant impact on the Company's revenues and net income on a pro forma basis for all periods presented.

(d)     Acquisition of Accel Networks LLC

On June 18, 2015, we acquired substantially all of the assets of Accel Networks LLC ("Accel") for cash consideration of $9.5 million, plus a maximum contingent consideration of $1.5 million under a performance-based earn-out formula. Accel is a leader in managed cellular broadband technology and connectivity services in North America.

At acquisition date, we recognized the fair value of the contingent consideration at $0.8 million based on a weighted probability estimate of achievement of the earn-out within the specified 12 month period of the contingent consideration. At December 31, 2015, management determined that the achievement of the earn-out will not be attained and recorded the reversal of the fair value of the contingent consideration in acquisition-related costs.

We accounted for the transaction using the acquisition method and accordingly, we have recorded the tangible and intangible assets acquired and liabilities assumed on the basis of their respective fair values as

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

at June 18, 2015. The excess of the purchase price over the final value assigned to the net assets acquired is recorded as goodwill.

Total consideration for the acquisition is as follows:

$
Cash	9,471
Contingent consideration	753
10,224

The following table summarizes the final values assigned to the assets acquired and liabilities assumed at the acquisition date:

$
Assets acquired
Accounts receivable	551
Prepaid and other assets	59
Inventory	133
Property and equipment	1,388
Identifiable intangible assets	5,499
Goodwill	3,706
11,336
Liabilities assumed
Accounts payable and accrued liabilities	1,034
Deferred revenue	78
Fair value of net assets acquired	10,224

The goodwill of $3.7 million resulting from the acquisition consists largely of the expectation that the acquisition will strengthen our Cloud and Connectivity Services segment.  Goodwill has been assigned to the Cloud and Connectivity Services segment and is deductible for tax purposes.

The following table provides the components of the identifiable intangible assets acquired that are subject to amortization:

	Estimated useful life	$
Brand	20 years	1,169
Customer relationships	10 years	2,352
Existing technology	5 years	1,978
		5,499

The acquisition had no significant impact on revenues and net earnings for the year ended December 31, 2015. There was also no significant impact on the Company's revenues and net income on a pro forma basis for all periods presented.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

(e)     Acquisition of Wireless Maingate AB

On January 16, 2015, we acquired all of the shares of Wireless Maingate AB ("Maingate") for cash consideration of $91.6 million ($88.4 million, net of cash acquired). Maingate is a Sweden-based provider of M2M connectivity and data management services.

We accounted for the transaction using the acquisition method and accordingly, recorded the tangible and intangible assets acquired and liabilities assumed on the basis of our estimates of their respective fair values as at January 16, 2015. The excess of the purchase price over the final value assigned to the net assets acquired is recorded as goodwill.

The following table summarizes the final values assigned to the assets acquired and liabilities assumed at the acquisition date:

$
Assets acquired
Cash	3,139
Accounts receivable	2,795
Prepaid and other assets	270
Inventory	75
Property and equipment	275
Identifiable intangible assets	50,231
Goodwill	45,593
102,378
Liabilities assumed
Accounts payable and accrued liabilities	4,437
Deferred revenue	172
Deferred income tax	6,181
Fair value of net assets acquired	91,588

The goodwill of $45.6 million resulting from the acquisition consists largely of the expectation that the acquisition will strengthen our business and offer us significantly enhanced market position in Europe.  Goodwill has been assigned to the Cloud and Connectivity Services segment and is not deductible for tax purposes.

The following table provides the components of the identifiable intangible assets acquired that are subject to amortization:

	Estimated useful life	$
Brand	20 years	4,820
Customer relationships	12 years	34,571
Existing technology	4 years	3,411
In-process research and development	8 years	7,429
		50,231

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

The following table presents the unaudited pro forma results for the year ended December 31, 2015 and 2014. The pro forma financial information combines the results of operations of Sierra Wireless, Inc. and Maingate as though the businesses had been combined as of the beginning of fiscal 2014. The pro forma financial information is presented for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisition had taken place at the beginning of fiscal 2014. The unaudited pro forma financial information presented includes amortization charges for acquired tangible and intangible assets, and related tax effects.

	2015	2014
Pro forma information
Revenue	$608,516	$569,340
Earnings (loss) from operations	8,861	(4,719)
Net loss	(3,652)	(15,339)

Basic and diluted loss per share (in dollars)	$(0.11)	$(0.49)

(f)     Acquisition of In Motion Technology

On March 3, 2014, we completed the acquisition of all the shares of In Motion Technology Inc. ("In Motion") for total cash consideration of $26.1 million. In Motion is a leader in mobile enterprise networks that provides customers with fleets in mission critical environments with a secure, managed end-to-end communications system. In Motion's solutions are used by public safety, transit and utility fleets across the US and Canada.

In Motion's results of operations and fair value of assets acquired and liabilities assumed are included in our consolidated financial statements from the date of acquisition.

We accounted for the transaction using the acquisition method and accordingly, the consideration has been allocated to the tangible and intangible assets acquired and liabilities assumed on the basis of their respective fair values as at March 3, 2014.  The excess of the purchase price over the final value assigned to the net assets acquired was recorded as goodwill.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

The following table summarizes the final amounts of the assets acquired and liabilities assumed at the acquisition date:

$
Assets acquired
Cash	2,255
Accounts receivable	5,189
Prepaid and other assets	329
Inventory	1,059
Property and equipment	84
Identifiable intangible assets	13,529
Goodwill	8,697
31,142
Liabilities assumed
Accounts payable and accrued liabilities	2,817
Deferred revenue	1,772
Deferred income tax	445
Fair value of net assets acquired	26,108

Goodwill of $8.7 million resulting from the acquisition consists largely of the expectation that the acquisition will extend our leadership position in the M2M market and offer us a significantly enhanced market position.  Goodwill was assigned to the Enterprise Solutions segment and is not deductible for tax purposes.

The following table provides the components of the identifiable intangible assets acquired that are subject to amortization:

	Estimated useful life	$
Backlog	7 months	358
Customer relationships	13 years	8,739
Existing technology	7 years	3,144
In-process research and development	5 years	1,288
		13,529

The following table presents the unaudited pro forma results for the year ended December 31, 2014 and 2013. The pro forma financial information combines the results of operations of Sierra Wireless, Inc. and In Motion as though the businesses had been combined as of the beginning of fiscal 2013. The pro forma financial information is presented for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisition had taken place at the beginning of fiscal 2013. The pro forma financial information presented includes amortization charges for acquired tangible and intangible assets, and related tax effects.

	2014	2013
Pro forma information
Revenue	$550,279	$457,152
Loss from operations	(7,507)	(18,233)
Net earnings (loss)	(17,559)	54,875

Basic and diluted earnings (loss) per share (in dollars)	$(0.56)	$1.78

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

(g)     Disposition of Aircard Business

On April 3, 2014, we received the full $13.8 million cash proceeds previously held in escrow related to the sale of substantially all of the assets and operations related to our Aircard business to Netgear for total proceeds of $136.6 million on April 2, 2013.

6.    SEGMENTED INFORMATION

We implemented a new organizational structure during the third quarter of 2015 and we have three reportable segments effective October 1, 2015.

•OEM Solutions
•Enterprise Solutions
•Cloud and Connectivity Services

Our segments have changed from those reported at December 31, 2014 when we reported two segments. We have not restated our comparative information as the operations related to Cloud and Connectivity Services that were formerly included in the Enterprise Solutions segment were not material prior to 2015.

As our chief operating decision maker does not evaluate the performance of our operating segments based on segment assets, management does not classify asset information on a segmented basis. Despite the absence of discrete financial information, we do measure our revenue based on other forms of categorization such as by the geographic distribution in which our products are sold.

REVENUE AND GROSS MARGIN BY SEGMENT

	Year ended December 31, 2016
	OEM Solutions	Enterprise Solutions	Cloud and Connectivity Services	Total
Revenue	$516,517	$71,486	$27,604	$615,607
Cost of goods sold	349,921	31,537	16,406	397,864
Gross margin	$166,596	$39,949	$11,198	$217,743
Gross margin %	32.3%	55.9%	40.6%	35.4%
Expenses				196,395
Earnings from operations				$21,348
Total assets				$578,459

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

	Year ended December 31, 2015
	OEM Solutions	Enterprise Solutions	Cloud and Connectivity Services	Total
Revenue	$523,366	$63,072	$21,360	$607,798
Cost of goods sold	371,559	29,945	12,439	413,943
Gross margin	$151,807	$33,127	$8,921	$193,855
Gross margin %	29.0%	52.5%	41.8%	31.9%
Expenses				183,741
Earnings from operations				$10,114
Total assets				$546,332

	Year ended December 31, 2014
	OEM Solutions	Enterprise Solutions	Cloud and Connectivity Services	Total
Revenue	$476,650	$71,873	$—	$548,523
Cost of goods sold	336,132	33,412	—	369,544
Gross margin	$140,518	$38,461	$—	$178,979
Gross margin %	29.5%	53.5%	—	32.6%
Expenses				185,573
Loss from operations				$(6,594)
Total assets				$515,364

REVENUE BY GEOGRAPHICAL REGION

	2016	2015	2014
Americas	$194,019	$196,476	$157,803
Europe, Middle East and Africa	137,803	116,686	87,629
Asia-Pacific	283,785	294,636	303,091
	$615,607	$607,798	$548,523

PROPERTY AND EQUIPMENT BY GEOGRAPHICAL REGION

	2016	2015
Americas	$18,001	$15,324
Europe, Middle East and Africa	10,814	8,171
Asia-Pacific	5,365	5,452
	$34,180	$28,947

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

7.    RESEARCH AND DEVELOPMENT

The components of research and development costs consist of the following:

	2016	2015	2014
Gross research and development	$73,695	$74,599	$82,649
Government tax credits	(618)	(579)	(1,712)
	$73,077	$74,020	$80,937

8.    IMPAIRMENT

During the year ended December 31, 2014, the Company decided to reduce the scope of its 2G chipset development activities, resulting in a $3,756 impairment related to licenses, in-process research and development and production equipment and tooling. For the years ended December 31, 2015 and December 31, 2016, there was no impairment expense.

9.    OTHER INCOME

The components of other income for the years ended December 31 were as follows:

	2016	2015	2014
Interest income	$163	$269	$1,009
Interest expense	(71)	(154)	(134)
Other	(9)	—	(21)
	$83	$115	$854

10.    INCOME TAXES

The components of earnings (loss) before income taxes consist of the following:

	2016	2015	2014
Canadian	$15,480	$2,611	$3,604
Foreign	4,215	(4,225)	(21,734)
Earnings (loss) before income taxes	$19,695	$(1,614)	$(18,130)

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

The income tax expense (recovery) consists of:

	2016	2015	2014
Canadian:
Current	$(287)	$11	$(1,165)
Deferred	401	(2,086)	(2,510)
	$114	$(2,075)	$(3,675)
Foreign:
Current	$7,304	$5,511	$2,630
Deferred	(3,108)	(2,376)	(232)
	$4,196	$3,135	$2,398
Total:
Current	$7,017	$5,522	$1,465
Deferred	(2,707)	(4,462)	(2,742)
	$4,310	$1,060	$(1,277)

The reconciliation of income taxes calculated at the statutory rate to the actual income tax provision for the years ended December 31 was as follows:

	2016	2015	2014
Income tax expense (recovery) at Canadian statutory income tax rates of 26.01% (2015 - 26.01%; 2014 - 26.02%)	$5,122	$(421)	$(4,733)
Increase (decrease) in income taxes for:
Permanent and other differences	(2,192)	(464)	(227)
Change in statutory/foreign tax rates	11,581	(979)	(2,930)
Change in valuation allowance	(11,403)	1,952	5,051
Stock-based compensation expense	1,039	1,206	1,385
Adjustment to prior years	163	(234)	177
Income tax expense (recovery)	$4,310	$1,060	$(1,277)

Deferred tax assets and liabilities

The tax effects of temporary differences that give rise to significant deferred tax assets and deferred tax liabilities were as follows at December 31:

	2016	2015
Deferred income tax assets (liabilities)
Property and equipment	$2,223	$2,532
Non capital loss carry-forwards	63,094	76,183
Capital loss carry-forwards	4,321	4,487
Scientific research and development expenses and credits	25,651	21,988
Reserves and other	13,201	13,716
Acquired intangibles	(9,102)	(9,498)
	99,388	109,408

Valuation allowance	94,807	106,210
	$4,581	$3,198

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

	2016	2015
Classification:
Assets
Non-current	$16,039	$14,865
Liabilities
Non-current	(11,458)	(11,667)
	$4,581	$3,198

At December 31, 2016, we have provided for a valuation allowance on our deferred tax assets of $94,807 (2015 - $106,210).

At December 31, 2016, we have Canadian allowable capital loss carry-forwards of $11,519 that are available, indefinitely, to be deducted against future Canadian taxable capital gains.  In addition, we have investment tax credits of $22,664 and $10,350 available to offset future Canadian federal and provincial income taxes payable, respectively.  The investment tax credits expire between 2018 and 2036.  At December 31, 2016, our U.S. subsidiary has $6,445 of California research & development tax credits which may be carried forward indefinitely.

At December 31, 2016, net operating loss carry-forwards for our foreign subsidiaries were $7,419 for U.S. income tax purposes that expire between 2020 and 2023, $262 for Hong Kong income tax purposes, $16,056 for Sweden income tax purposes, $9 for Norway income tax purposes, $527 for Luxembourg income tax purposes, and $196,709 for French income tax purposes.  The Hong Kong, Sweden, Norway, Luxembourg and French net operating loss carry-forward may be carried forward indefinitely. Our foreign subsidiaries may be limited in their ability to use foreign net operating losses in any single year depending on their ability to generate significant taxable income.  In addition, the utilization of the U.S. net operating losses is also subject to ownership change limitations provided by U.S. federal and specific state income tax legislation. The amount of French net operating losses deducted each year is limited to €1.0 million plus 50% of French taxable income in excess of €1.0 million. Our French net operating losses carry-forward is subject to the “continuity of business” requirement.  Our French subsidiaries also have research tax credit carried forward of $5,392 and a competitiveness and employment tax credit carried forward of $223 as at December 31, 2016.  The French tax credits may be used to offset against corporate income tax and if any tax credits are not fully utilized within a three year period following the year the tax credit are earned, it may be refunded by the French tax authorities. Tax loss and tax credits carry-forwards are denominated in the currency of the countries in which the respective subsidiaries are located and operate.  Fluctuations in currency exchange rates could reduce the U.S. dollar equivalent value of these tax loss and research tax credit carry forwards in future years.

In assessing the realizability of our deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized.  The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during periods in which temporary differences become deductible and the loss carry-forwards or tax credits can be utilized.  Management considers projected future taxable income and tax planning strategies in making our assessment.

No provision for taxes have been provided on undistributed foreign earnings, as it is the company’s intention to indefinitely reinvest undistributed earnings of its foreign subsidiaries. It is not practical to estimate the income tax liability that might be incurred if there is a change in management’s intention in the event that a remittance of such earnings occur in the future.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

Accounting for uncertainty in income taxes

At December 31, 2016, we had gross unrecognized tax benefits of $4,329 (2015 — $4,346).  Of this total, $1,859 (2015 — $879) represents the amount of unrecognized tax benefits that, if recognized, would favorably impact our effective tax rate.

Below is a reconciliation of the total amounts of unrecognized tax benefits for the years ended December 31:

	2016	2015
Unrecognized tax benefits, beginning of year	$4,346	$5,913
Increases — tax positions taken in prior periods	633	78
Increases — tax positions taken in current period	74	115
Settlements and lapses of statute of limitations	(724)	(1,760)
Unrecognized tax benefits, end of year	$4,329	$4,346

We recognize interest expense and penalties related to unrecognized tax benefits within the provision for income tax expense on the consolidated statement of operations.  At December 31, 2016, we had accrued $1,058 (2015 - $1,044) for interest and penalties.

In the normal course of business, we are subject to audit by the Canadian federal and provincial taxing authorities, by the U.S. federal and various state taxing authorities and by the taxing authorities in various foreign jurisdictions.  Tax years ranging from 2004 to 2016 remain subject to examination in Canada, the United States, the United Kingdom, France, Germany, Australia, China, Hong Kong, Brazil, South Africa, Japan, Korea, Taiwan, Italy, Sweden, Norway, India, Spain, and Luxembourg.

The Company regularly engages in discussions and negotiations with tax authorities regarding tax matters in various jurisdictions. The Company believes it is reasonably possible that certain tax matters may be concluded in the next 12 months. The Company estimates that the unrecognized tax benefits at December 31, 2016 could increase by approximately $911 in the next 12 months.

11.    STOCK-BASED COMPENSATION PLANS

(a)    Stock-based compensation expense:

	2016	2015	2014

Cost of goods sold	$420	$630	$519
Sales and marketing	1,714	2,151	1,868
Research and development	1,375	1,422	1,809
Administration	4,120	4,739	5,208
	$7,629	$8,942	$9,404

Stock option plan	2,170	2,090	2,250
Restricted stock plan	5,459	6,852	7,154
	$7,629	$8,942	$9,404

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

(b)    Stock option plan

Under the terms of our Stock Option Plan (the “Plan”), our Board of Directors may grant options to employees, officers and directors.  The maximum number of shares available for issue under the Plan is the lesser of 10% of the number of issued and outstanding common shares from time to time or 7,000,000 common shares.  Based on the number of shares outstanding as at December 31, 2016, stock options exercisable into 1,870,373 common shares are available for future allocation under the Plan.

The Plan provides that the exercise price of an option will be determined on the date of grant and will not be less than the closing market price of our stock at that date.  Options generally vest over four years, with the first 25% vesting at the first anniversary date of the grant and the balance vesting in equal amounts at the end of each month thereafter.  We determine the expiry date of each option at the time it is granted, which cannot be more than five years after the date of the grant.

The fair value of share options was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	2016	2015	2014
Risk-free interest rate	0.73%	0.97%	1.25%
Annual dividends per share	Nil	Nil	Nil
Expected stock price volatility	51%	44%	46%
Expected option life (in years)	4.0	4.0	4.0
Average fair value of options granted (in dollars)	$4.40	$10.64	$6.86

There is no dividend yield because we do not pay, and do not plan to pay, cash dividends on our common shares.  The expected stock price volatility is based on the historical volatility of our average monthly stock closing prices over a period equal to the expected life of each option grant.  The risk-free interest rate is based on yields from risk-free instruments with a term equal to the expected term of the options being valued.  The expected life of options represents the period of time that the options are expected to be outstanding based on historical data of option holder exercise and termination behavior. Forfeitures are accounted for in compensation expense as they occur.

The following table presents stock option activity for the years ended December 31:

	Number of	Weighted Average Exercise Price		Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
	Options	Cdn.$	U.S.$	In Years	U.S.$
Outstanding, December 31, 2013	1,537,586	10.37	9.76	3.1	22,164
Granted	300,150	21.57	18.57
Exercised	(686,384)	10.64	9.15		10,535
Forfeited	(7,295)	11.83	10.18
Outstanding, December 31, 2014	1,144,057	13.94	12.00	2.9	40,550
Granted	218,331	41.62	29.94
Exercised	(357,136)	14.42	10.37		6,813
Forfeited	(39,341)	23.74	17.09
Outstanding, December 31, 2015	965,911	21.47	15.44	2.5	3,541
Granted	651,357	14.72	10.95
Exercised	(231,704)	11.76	8.75		1,608
Forfeited	(69,941)	19.25	14.32
Outstanding, December 31, 2016	1,315,623	19.65	14.61	2.9	4,687

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

The intrinsic value of outstanding stock options is calculated as the quoted market price of the stock at the balance sheet date, or date of exercise, less the exercise price of the option.

The following table summarizes the stock options outstanding and exercisable at December 31, 2016:

	Options Outstanding				Options Exercisable
Range of	Number of	Weighted Average Remaining Option Life	Weighted Average Exercise Price		Number of Options	Weighted Average Exercise Price
Exercise Prices	Options	(years)	Cdn.$	U.S.$	Exercisable	Cdn.$	U.S.$
$5.58 – $10.44 U.S. $7.50 – $14.04 Cdn	405,070	3.0	12.90	9.60	117,304	10.88	8.09
$10.45 – $10.78 U.S. $14.05 – $14.49 Cdn	282,056	4.1	14.28	10.62	—	—	—
$10.79 – $17.28 U.S. $14.50 – $23.23 Cdn	317,293	1.8	17.77	13.22	232,286	16.90	12.57
$17.29 – $33.60 U.S. $23.24 – $45.17 Cdn	311,204	2.9	35.21	26.19	145,348	35.25	26.22
	1,315,623	2.9	19.65	14.61	494,938	20.86	15.52

The options outstanding at December 31, 2016 expire between February 9, 2017 and November 7, 2021.

As at December 31, 2016, the unrecognized stock-based compensation cost related to the non-vested stock options was $3,754 (2015 — $3,171; 2014 — $3,369), which is expected to be recognized over a weighted average period of 2.5 years (2015 — 2.4 years; 2014 — 2.4 years).

(c)     Restricted share plans

We have two market based restricted share unit plans: one for U.S. employees and one for all non-U.S. employees, and a treasury based restricted share unit plan (collectively, the “RSPs”).  The RSPs further our growth and profitability objectives by providing long-term incentives to certain executives and other key employees and also encourage our objective of employee share ownership through the granting of restricted share units (“RSUs”).  There is no exercise price or monetary payment required from the employees upon the grant of an RSU or upon the subsequent delivery of our common shares (or, in certain jurisdictions, cash in lieu at the option of the Company) to settle vested RSUs.  The form and timing of settlement is subject to local laws.  With respect to the treasury based RSPs, the maximum number of share units outstanding under the Plan shall not exceed 3.5% of the number of issued and outstanding shares. Based on the number of shares outstanding as at December 31, 2016, 765,387 share units are available for future allocation under the Plan. With respect to the two market based RSPs, independent trustees purchase Sierra Wireless common shares over the facilities of the TSX and Nasdaq, which are used to settle vested RSUs.  The existing trust funds are variable interest entities and are included in these consolidated financial statements as treasury shares held for RSU distribution.

Generally, RSUs vest over three years, in equal one-third amounts on each anniversary date of the grant.  RSU grants to employees who are resident in France for French tax purposes will not vest before the second anniversary from the date of grant, and any shares issued are subject to an additional two year tax hold period.

The intrinsic value of outstanding RSUs is calculated as the quoted market price of the stock at the balance sheet date, or date of vesting.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

The following table summarizes the RSU activity for the years ended December 31:

	Number of	Weighted Average Grant Date Fair Value		Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
	RSUs	Cdn.$	U.S.$	In years	U.S.$
Outstanding, December 31, 2013	1,442,115	10.59	9.98	1.8	34,867
Granted	342,225	21.67	18.66
Vested / settled	(617,755)	10.64	9.16		12,364
Forfeited	(4,820)	13.24	11.40
Outstanding, December 31, 2014	1,161,765	14.56	12.54	1.7	55,118
Granted	230,689	42.16	30.33
Vested / settled	(590,720)	14.20	10.21		19,494
Forfeited	(23,501)	30.02	21.60
Outstanding, December 31, 2015	778,233	25.08	18.04	1.8	12,219
Granted	354,517	15.08	11.21
Vested / settled	(358,497)	19.57	14.56		4,477
Forfeited	(28,279)	21.85	16.26
Outstanding, December 31, 2016	745,974	22.59	16.81	2.1	11,689
Outstanding – vested and not settled	153,743
Outstanding – unvested	592,231
Outstanding, December 31, 2016	745,974

As at December 31, 2016, the total remaining unrecognized compensation cost associated with the RSUs totaled $5,408 (2015 — $6,838; 2014 — $7,209), which is expected to be recognized over a weighted average period of 1.6 years (2015 — 1.3 years; 2014 — 1.1 years).

12.    EARNINGS (LOSS) PER SHARE

The following table provides the reconciliation between basic and diluted earnings (loss) per share:

	2016	2015	2014
Net earnings (loss)	$15,385	$(2,674)	$(16,853)

Weighted average shares used in computation of:
Basic	32,032	32,166	31,512
Assumed conversion	303	—	—
Diluted	32,335	32,166	31,512
Net earnings (loss) per share (in dollars):
Basic	$0.48	$(0.08)	$(0.53)
Diluted	0.48	(0.08)	(0.53)

As the Company incurred losses for the years ended December 31, 2015 and 2014, all equity awards in those years were anti-dilutive and were excluded from the diluted weighted average shares.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

13.    ACCOUNTS RECEIVABLE

The components of accounts receivable at December 31 were as follows:

	2016	2015
Trade receivables	$121,384	$99,027
Less: allowance for doubtful accounts	(2,486)	(2,088)
	118,898	96,939
Sales taxes receivable	2,808	2,096
R&D tax credits	5,331	6,388
Other receivables	16,761	10,823
	$143,798	$116,246

The movement in the allowance for doubtful accounts during the years ended December 31 were as follows:

	2016	2015	2014
Balance, beginning of year	$2,088	$2,275	$2,279
Bad debt expense	383	615	329
Write-offs and settlements	15	(792)	(290)
Foreign exchange	—	(10)	(43)
	$2,486	$2,088	$2,275

14.    INVENTORIES

The components of inventories at December 31 were as follows:

	2016	2015
Electronic components	$29,043	$19,203
Finished goods	11,870	13,626
	$40,913	$32,829

15.    PREPAIDS AND OTHER

The components of prepaids and other at December 31 were as follows:

	2016	2015
Inventory advances	$902	$1,159
Insurance and licenses	634	7,601
Other	4,994	5,419
	$6,530	$14,179

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

16.    PROPERTY AND EQUIPMENT

The components of property and equipment at December 31 were as follows:

	2016
	Cost	Accumulated amortization	Net book value
Furniture and fixtures	$1,885	$1,209	$676
Research and development equipment	31,896	23,544	8,352
Production equipment and tooling	48,685	32,766	15,919
Computer equipment	9,845	8,063	1,782
Software	8,463	6,108	2,355
Leasehold improvements	5,850	3,208	2,642
Leased vehicles	1,127	915	212
Office equipment	1,050	594	456
Network equipment	2,535	749	1,786
	$111,336	$77,156	$34,180

	2015
	Cost	Accumulated amortization	Net book value
Furniture and fixtures	$1,420	$867	$553
Research and development equipment	29,184	21,435	7,749
Production equipment and tooling	40,181	29,161	11,020
Computer equipment	7,256	5,562	1,694
Software	7,134	4,852	2,282
Leasehold improvements	4,456	2,121	2,335
Leased vehicles	947	547	400
Office equipment	2,533	2,132	401
Network equipment	2,828	315	2,513
	$95,939	$66,992	$28,947

Amortization expense relating to property and equipment was $12,492, $8,479, and $8,974 for the years ended December 31, 2016, 2015, and 2014, respectively.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

17.    INTANGIBLE ASSETS

The components of intangible assets at December 31 were as follows:

	2016
	Cost	Accumulated amortization	Net book value
Patents and trademarks	$14,181	$9,638	$4,543
Licenses	45,714	44,667	1,047
Intellectual property	16,966	10,864	6,102
Customer relationships	91,156	41,679	49,477
Brand	5,451	665	4,786
In-process research and development	14,422	5,514	8,908
	$187,890	$113,027	$74,863

	2015
	Cost	Accumulated amortization	Net book value
Patents and trademarks	$14,285	$8,701	$5,584
Licenses	54,622	53,143	1,479
Intellectual property	17,622	9,231	8,391
Customer relationships	89,638	35,543	54,095
Brand	5,787	252	5,535
In-process research and development	12,984	3,818	9,166
	$194,938	$110,688	$84,250

Estimated annual amortization expense for the next 5 years ended December 31 are as follows:

2017	$13,376
2018	12,431
2019	11,421
2020	8,402
2021	5,735

Amortization expense relating to intangible assets was $13,402, $11,737, and $14,543 for the years ended December 31, 2016, 2015, and 2014, respectively.

The weighted-average remaining useful lives of intangible assets was 7.1 years as at December 31, 2016.

At December 31, 2016, a net carrying amount of $2,425 (December 31, 2015 - $8,404) included in intangible assets was not subject to amortization.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

18.    GOODWILL

During the third quarter of 2016, we changed the annual goodwill impairment testing date from September 30 to October 1. No impairment has been recorded in comparative periods with the assessment date change to October 1 as the fair value exceeded the carrying value. We adopted this change to ensure that our annual impairment test is aligned with our forecasting process.

We assessed the recoverability of goodwill as at October 1, 2016 for each of the identified reporting units and determined that the fair value of each of the three reporting units exceeded its carrying value. Therefore, the second step of the impairment test that measures the amount of an impairment loss by comparing the implied fair market value with the carrying amount of goodwill for each reporting unit was not required.

There was no impairment of goodwill during the years ended December 31, 2016, 2015 and 2014.

The changes in the carrying amount of goodwill for the years ended December 31 were as follows:

	2016	2015
Balance at beginning of year	$156,488	$103,966
Goodwill acquired (note 5(a) and 5(b))	2,702	60,478
Foreign currency translation adjustments	(5,076)	(7,956)
	$154,114	$156,488

OEM Solutions	$101,404	$103,567
Enterprise Solutions	26,469	24,993
Cloud and Connectivity Services	26,241	27,928
	$154,114	$156,488

19.    ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The components of accounts payable and accrued liabilities at December 31 were as follows:

	2016	2015
Trade payables	$109,236	$81,879
Inventory commitment reserve	3,850	1,866
Accrued royalties	13,042	9,750
Accrued payroll and related liabilities	12,572	10,879
Taxes payable (including sales taxes)	4,922	2,501
Product warranties (note 26(b)(iii))	7,637	7,362
Other	16,241	14,300
	$167,500	$128,537

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

20.    LONG-TERM OBLIGATIONS

The components of long-term obligations at December 31 were as follows:

	2016	2015
Accrued royalties	$22,763	$35,451
Other	9,891	8,902
	$32,654	$44,353

The Company licenses certain intellectual property ("IP") and pays royalties in accordance with these license agreements. Where agreements are not finalized, we recognize our current best estimate of the potential royalty obligation in long-term obligations.  In accordance with its policy, the Company reviews its estimate of the potential royalty obligation on an ongoing basis. Beginning in the fourth quarter of 2016, this review indicated that cumulative recent developments in the IP licensing landscape and other factors should be reflected in the estimate of our royalty obligations.  As a result, we reduced our accrued royalties obligation by $13.0 million effective October 1, 2016 and recorded this recovery as cost of goods sold in the statement of earnings. The change in accounting estimate also resulted in a reduction of $1.4 million in our royalty accrual for products sold during the three months ended December 31, 2016 and this reduction is recorded in our cost of goods sold. For the year ended December 31, 2016, net earnings and earnings per common share include the effect of the change in accounting estimate.  For the year ended December 31, 2016, this change in accounting estimate increased net earnings by $14.4 million and each of basic and diluted net earnings per share by $0.45.

21.    ACCUMULATED OTHER COMPREHENSIVE LOSS

The components of accumulated other comprehensive loss at December 31, net of taxes, were as follows:

	2016	2015
Balance, beginning of period	$(7,978)	$(5,965)
Foreign currency translation adjustments	(4,891)	(2,589)
Gain (loss) on long term intercompany balances	(1,557)	576
	$(14,426)	$(7,978)

22.    SHARE CAPITAL

On February 4, 2016, we received approval from the TSX of our Notice of Intention to make a Normal Course Issuer Bid ("NCIB"). Pursuant to the NCIB, we may purchase for cancellation up to 3,149,199 of our common shares, or approximately 9.7% of the common shares outstanding as of the date of the announcement. The NCIB commenced on February 9, 2016 and expired on February 8, 2017.

For the year ended ended December 31, 2016, we purchased and canceled 809,872 common shares at an average price of $12.61 per share. The excess purchase price over and above the average carrying value in the amount of $1,507 were charged to retained earnings.

As of February 8, 2017, we had purchased 980,089 common shares at an average price of $13.25 per share.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

23.    SUPPLEMENTAL CASH FLOW INFORMATION

The following table summarizes supplemental cash flow information and non-cash activities:

	2016	2015	2014
Net income taxes paid	$4,181	$3,093	$3,763
Interest paid	127	137	63
Non-cash property and equipment additions	200	—	—
Non-cash additions funded by obligation under capital leases	544	237	296
Non-cash additions related to asset retirement obligations	520	—	—

24.    FAIR VALUE MEASUREMENT

(a)    Fair value presentation

An established fair value hierarchy requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is available and significant to the fair value measurement.  There are three levels of inputs that may be used to measure fair value:

Level 1	—	Quoted prices in active markets for identical assets or liabilities.

Level 2	—
Observable inputs other than quoted prices in active markets for identical assets and liabilities, such as quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	—	Inputs that are generally unobservable and are supported by little or no market activity and that are significant to the fair value determination of the assets or liabilities.

The carrying value of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximate their fair value due to the immediate or short-term maturity of these financial instruments. Based on borrowing rates currently available to us for loans with similar terms, the carrying values of our obligations under capital leases, long-term obligations and other long-term liabilities approximate their fair values.

We have contingent consideration related to the acquisitions of MobiquiThings in 2015 that was measured using unobservable inputs which represents a Level 3 measurement within the fair value hierarchy. The contingent consideration is measured at each reporting period and any changes in the fair value are recorded in earnings. In the twelve months ended December 31, 2016, $303 was recognized in "Acquisition-related and integration" expense related to the change in the fair value of the contingent consideration.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

(b)    Credit Facilities

We have a $10 million revolving term credit facility ("Revolving Facility") with Toronto Dominion Bank and the Canadian Imperial Bank of Commerce. The expiry date on this Revolving Facility has been extended to April 28, 2017. The Revolving Facility is for working capital requirements, is secured by a pledge against all of our assets and is subject to borrowing base limitations. As at December 31, 2016, there were no borrowings under the Revolving Facility.

(c)     Letters of credit

We have access to a revolving standby letter of credit facility of $10 million from Toronto Dominion Bank. The credit facility is used for the issuance of letters of credit for project related performance guarantees and is guaranteed by Export Development Canada. As at December 31, 2016, there was a €23 thousand letter of credit issued against the revolving standby letter of credit facility.

25.    FINANCIAL INSTRUMENTS

Financial Risk Management

Financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities.

We have exposure to the following business risks:

We maintain substantially all of our cash and cash equivalents with major financial institutions or invest in government instruments. Our deposits with banks may exceed the amount of insurance provided on such deposits.

We outsource manufacturing of our products to third parties and, accordingly, we are dependent upon the development and deployment by third parties of their manufacturing abilities. The inability of any supplier or manufacturer to fulfill our supply requirements could impact future results. We have supply commitments to our contract manufacturers based on our estimates of customer and market demand. Where actual results vary from our estimates, whether due to execution on our part or market conditions, we are at risk.

Financial instruments that potentially subject us to concentrations of credit risk are primarily accounts receivable. We perform on-going credit evaluations of our customer’s financial condition and require letters of credit or other guarantees whenever deemed appropriate.

Although a significant portion of our revenues are in U.S. dollars, we incur operating costs that are denominated in other currencies. Fluctuations in the exchange rates between these currencies could have a material impact on our business, financial condition and results of operations.

We are generating and incurring an increasing portion of our revenue and expenses, respectively, outside of North America including Europe, the Middle East and Asia.  To manage our foreign currency risks, we may enter into foreign currency forward and options contracts should we consider it to be advisable to reduce our exposure to future foreign exchange fluctuations.  As at December 31, 2016 and 2015, we had no such contracts in place.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

We are subject to risks typical of an international business including, but not limited to, differing economic conditions, changes in political climate, differing tax structures other regulations and restrictions and foreign exchange rate volatility.  Accordingly, our future results could be materially affected by changes in these or other factors.

26.    COMMITMENTS AND CONTINGENCIES

(a) Operating leases

We have entered into operating leases for property and equipment.  The minimum future payments under various operating leases for our continuing operations in each of the years ended December 31 is as follows:

2017	$4,209
2018	4,030
2019	3,676
2020	3,474
2021	3,388
Subsequent years	4,591
$23,368

(b) Contingent liability on sale of products

(i)
Under license agreements, we are committed to make royalty payments based on the sales of products using certain technologies. We recognize royalty obligations as determinable in accordance with agreement terms. Where agreements are not finalized, we have recognized our current best estimate of the obligation. When the agreements are finalized or the potential obligation becomes statute barred, the estimate will be revised accordingly.

(ii)
We are a party to a variety of agreements in the ordinary course of business under which we may be obligated to indemnify a third party with respect to certain matters. Typically, these obligations arise as a result of contracts for sale of our products to customers where we provide indemnification against losses arising from matters such as potential intellectual property infringements and product liabilities. The impact on our future financial results is not subject to reasonable estimation because considerable uncertainty exists as to whether claims will be made and the final outcome of potential claims. To date, we have not incurred material costs related to these types of indemnifications.

(iii)
We accrue product warranty costs, when we sell the related products, to provide for the repair or replacement of defective products. Our accrual is based on an assessment of historical experience and on management’s estimates. An analysis of changes in the liability for product warranties follows:

	2016	2015
Balance, beginning of year	$7,362	$5,951
Provisions	4,214	4,180
Expenditures	(3,939)	(2,769)
Balance, end of year	$7,637	$7,362

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

(c) Other commitments

We have entered into purchase commitments totaling approximately $105,523 net of related electronic components inventory of $9,264 (December 31, 2015 — $87,631, net of electronic components inventory of $18,390), with certain contract manufacturers under which we have committed to buy a minimum amount of designated products between January 2017 and May 2017.  In certain of these agreements, we may be required to acquire and pay for such products up to the prescribed minimum or forecasted purchases.

(d) Legal proceedings

We are from time to time involved in litigation, certain other claims and arbitration matters arising in the ordinary course of our business.  We accrue for a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated.  Significant judgment is required in both the determination of probability and the determination as to whether a loss is reasonably estimable. These accruals are reviewed at least quarterly and adjusted to reflect the impacts of negotiations, settlements, rulings, advice of legal counsel and technical experts and other information and events pertaining to a particular matter.  To the extent there is a reasonable possibility (within the meaning of ASC 450, Contingencies) that the losses could exceed the amounts already accrued for those cases for which an estimate can be made, management believes that the amount of any such additional loss would not be material to our results of operations or financial condition.

In some instances, we are unable to reasonably estimate any potential loss or range of loss.  The nature and progression of litigation can make it difficult to predict the impact a particular lawsuit will have on the company. There are many reasons why we cannot make these assessments, including, among others, one or more of the following: in the early stage of a proceeding, the claimant is not required to specifically identify the patent that has allegedly been infringed; damages sought that are unspecified, unsupportable, unexplained or uncertain; discovery not having been started or being incomplete; the complexity of the facts that are in dispute (e.g., once a patent is identified, the analysis of the patent and a comparison to the activities of the company is a labor-intensive and highly technical process); the difficulty of assessing novel claims; the parties not having engaged in any meaningful settlement discussions; the possibility that other parties may share in any ultimate liability; and the often slow pace of patent litigation.

We are required to apply judgment with respect to any potential loss or range of loss in connection with litigation.  While we believe we have meritorious defenses to the claims asserted against us in our currently outstanding litigations, and intend to defend ourselves vigorously in all cases, in light of the inherent uncertainties in litigation there can be no assurance that the ultimate resolution of these matters will not significantly exceed the reserves currently accrued by us for those cases for which an estimate can be made. Losses in connection with any litigation for which we are not presently able to reasonable estimate any potential loss or range of loss could be material to our results of operations and financial condition.

In January 2017, Koninklijke KPN N.V. filed a patent infringement lawsuit in the United States District Court for the District of Delaware asserting patent infringement by us and our US subsidiary. The lawsuit makes certain allegations concerning data transmission error checking technology, specifically referencing one of our EM Series modules. The lawsuit is in the initial pleadings stage.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

In December 2016, a patent holding company, Magnacross LLC, filed a patent infringement lawsuit in the United States District Court of the Eastern District of Texas asserting patent infringement by our US subsidiary. The lawsuit makes certain allegations concerning our AirLink wireless routers. The lawsuit is in the initial pleadings stage.

In January 2012, a patent holding company, M2M Solutions LLC ("M2M"), filed a patent infringement lawsuit in the United States District Court for the District of Delaware asserting patent infringement by us and our competitors. The lawsuit makes certain allegations concerning the AirPrime embedded wireless module products, related AirLink products and related services sold by us for use in M2M communication applications. The claim construction order has determined one of the two patents-in-suit to be indefinite and therefore invalid. The lawsuit was dismissed with prejudice in April 2016. In August 2014, M2M filed a second patent infringement lawsuit against us in the same court with respect to a recently issued patent held by M2M, which patent is a continuation of one of the patents-in-suit in the original lawsuit filed against us by M2M. The lawsuit has been administratively closed pending the result of several Inter Partes Review proceedings filed by us and the other defendants with the United States Patent and Trial Appeal Board ("PTAB") in August and October of 2015, as well as April 2016. The PTAB has instituted proceedings in respect of our filing and we have joined in another instituted proceeding brought by a defendant in a related case. In March 2017, the PTAB issued its decisions in both proceedings, invalidating all independent claims and several dependent claims in the single patent-in-suit. M2M has 60 days in which to appeal these decisions.

Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims made in the foregoing legal proceedings are without merit and intend to defend ourselves and our products vigorously in all cases.

IP Indemnification Claims

We have been notified by one or more of our customers in each of the following matters that we may have an obligation to indemnify them in respect of the products we supply to them:

In May 2013, a patent holding company, Adaptix, Inc., filed a patent infringement lawsuit in the United States District Court for the Eastern District of Texas against one of our customers asserting patent infringement in relation to our customer’s products, which may include certain LTE products which utilize modules sold to them by us. In March 2014, the lawsuit was transferred to the United States District Court for the Northern District of California. The lawsuit was dismissed with prejudice in June 2015 and we do not believe that this outcome will have a material adverse effect on our operating results. In June 2015, Adaptix filed amended complaints in the Eastern District of Texas against two carriers asserting patent infringement against them in relation to certain cellular communication devices sold by the carriers for use on their 4G LTE wireless networks, which include certain products which may utilize modules sold to the original equipment manufacturer by us and certain AirCard products sold to the carriers by us prior to the transfer of the AirCard business to Netgear. The two cases have been dismissed with prejudice in July 2016.

In February 2012, a patent holding company, Intellectual Ventures (comprised of Intellectual Ventures I LLC and Intellectual Ventures II LLC), filed a patent infringement lawsuit in the United States District Court for the District of Delaware against two of our customers asserting patent infringement in relation to several of our customer's products and services, including the mobile hotspots sold to them by us prior to the transfer of the AirCard business to Netgear. The lawsuit was split into several separate lawsuits and amended complaints were filed in October 2013. In Q2 2016, the plaintiff

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

stipulated that it was no longer accusing our products in the two cases in which we were intervening in defense of our products, and our intervention was subsequently terminated.

Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims made in the foregoing legal proceedings are without merit and intend to defend ourselves and our products vigorously in all cases.

We are engaged in certain other claims, legal actions and arbitration matters, all in the ordinary course of business, and believe that the ultimate outcome of these claims, legal actions and arbitration matters will not have a material adverse effect on our operating results, liquidity or financial position.